EXHIBIT 99.D

                       CERTIFICATION OF PERIODIC REPORT

I, Qu Shuzhi , director and Chief Financial Officer of Yantai Dahua Holdings Company Limited (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

The annual report on Form 20-F of the Company for the fiscal year ended December 31, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, 15 U.S.C. 78m(a) or 78o(d); and

The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operation of the Company.


Dated:  June 30, 2004

                                         /s/ Qu Shuzhi
                                         --------------
                                         Qu Shuzhi
                                         Chief Financial Officer


                                       47